SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in the Section No. 124 of the Brazilian Law No. 6,404/1976, to attend to the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 27th, 2010, at 11:00 am, at the Company’s head office, located at Avenida das Américas, No. 3,434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda: On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2009; (2) To resolve on the proposal for the allocation of the results related to the fiscal year 2009 and distribution of dividends by the Company; (3) To ratify the appointment by cooptation of the effective members, as well as the Chairman of the Company’s Board of Directors, resolved at the Board of Directors’ Meeting held on March 24th, 2010, so as to complement the current term of office, pursuant to the provided for in the Section 150 of the Brazilian Law No. 6,404/1976 and the sole paragraph of the Section 28 of the Company’s By-Laws; (4) To resolve on the proposed compensation to the Company’s managers for the fiscal year 2010; and (5) To appoint the effective and alternate members of the Company’s Board of Auditors and to resolve on the proposed compensation to those members.
On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension of the period of the Cooperation and Support Agreement, to be entered into by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener; and (2) Amendment to the item XX of the Section 25 and to the Section 31 of the Company’s By-Laws and its respective consolidation.
General Instructions:
1. All the documents and information pertinent to the matters to be analyzed and resolved on at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.brand www.bmfbovespa.com.br.
2. The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section No. 126 of the Brazilian Law No. 6,404/1976 and the sole paragraph of the Section 15 of the Company’s By-Laws. Pursuant to the provision of the 2nd paragraph of the Section 10th of the Company’s By-Laws, the holders of preferred shares shall vote on all the matters subject to resolution listed on the agenda of the Shareholders’ Meeting called upon herein. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to 02 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 05 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Mr. Claudio Zezza, Avenida das Américas, No. 3,434, 1st Block, 6th floor, Zip Code: 22.640 -102, Barra da Tijuca, in the City and State of Rio de Janeiro.
Rio de Janeiro (RJ), March 25th, 2010.
Manoel Horácio Francisco da Silva
Chairman of the Board of Directors

13rd January, 2010 - DRAFT
For Discussion Purpose Only

THIRD AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

BETWEEN

TELECOM ITALIA S.p.A.

TIM CELULAR S.A.,

AND

TIM PARTICIPAÇÕES S.A.

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13rd January, 2010 - DRAFT
For Discussion Purpose Only

THIRD AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This third amendment to the Cooperation and Support Agreement (the “Third Amendment”) is made this _____day of _____ 2010 by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as “TI”),

and

TIM CELULAR S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, no 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001 -80, (hereinafter referred to as “TIM CELULAR”);

and, as intervening party,

TIM PARTICIPAÇÕES S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, no 3434, 7th floor, Brazil, registered with the National Register of Legal Entities – C.N.P.J. under number .558.115/0001 -21, (“TIM PART”);

For the purposes hereof TI, TIM Celular and TIM PART shall each individually be referred to as a “Party” and collectively be referred to as the “Parties”.

WHEREAS the Parties, as of the 30th of May 2007 executed the Cooperation and Support Agreement (the “Agreement”) for the provision of different kind of services and/or the granting of software licenses, by TI to TIM Celular and TIM Nordeste, in the areas of Network, Information Technology and Marketing and Sales;

WHEREAS on 8th April 2008 and 22nd April 2009 TI, TIM Celular, TIM Nordeste S.A. and TIM Part, the latter as intervening Party, entered into a First Amendment and Second Amendment to the Cooperation and Support Agreement respectively, whereby they agreed upon to extend the Term of the Agreement from its Initial Term through 2nd January 2010 and determined the Road Map for years 2008 and 2009;

WHEREAS effective as of 31st December 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM Celular S.A., being at the date hereof TIM Celular the sole TIM PART’s controlled Company providing mobile telecommunications service in Brazil;

WHEREAS according to the Second Amendment to the Cooperation and Support Agreement, the Term of the Agreement expired on the 2nd of January 2010 and TIM Celular is now willing to avail of TI’s support and expertise also for year 2010, continuing in being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the term of the Agreement for an additional twelve months period;

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13rd January, 2010 - DRAFT For Discussion Purpose Only

WHEREAS the further extension of the Term of the Agreement contemplated herein has been duly authorised by each Party’s corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Third Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. Definitions and Interpretation.

1.1 The definitions contained in the Agreement and its Annexes shall apply to this Third Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Third Amendment modifies the Agreement according to the terms and conditions set forth below. Except as expressly provided in this Third Amendment, no other term or condition set forth in the Agreement and its Annexes is modified by this Third Amendment, and nothing contained herein unless expressly provided to the contrary shall be deemed to be or constitute an amendment, modification, extension, supplement or novation of the Agreement and its Annexes.

1.3. Each reference in the Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Agreement, shall mean and be a reference to the Agreement as amended pursuant to this Third Amendment.

1.4 Each reference in the Agreement to “Company/ies” shall mean a reference to TIM Celular, being TIM Nordeste merged into TIM Celular as of 31st December 2009.

2. Amendment to the Agreement.

2.1 Extension of the Initial Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which expired upon the 2nd of January 2010, by establishing that the Agreement shall continue in full force and effect from the 3rd of January 2010 until the 2nd of January 2011 (“the Extended Term”).

2.2 Project Price Cap for 2010. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term as provided herein the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of € 8.890.000,00 (eight million eight hundred and ninety thousand Euros) (the “Projects’ Price Cap for 2010”).

2.3 Road Map 2010. Prior to the execution of this Third Amendment, TIM Celular and TIM Part have been provided by TI with a new Road Map which relates to year 2010, aiming at allowing the identification and evaluation of the possible Projects that TIM Celular may elect to pursue during the Extended Term provided herein. Such new Road Map for year 2010, has been further implemented in consultation between TI and TIM Celular and, by the execution of this Third Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“Road Map 2010”). The Road Map 2010 will be used for the purposes set out in Section 3.1.1 of the Agreement.

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13rd January, 2010 - DRAFT
For Discussion Purpose Only

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms “Project Price Cap”, “Road Map”, “Term” and “Annex VII”, shall be intended as a reference made to “Project Price Cap 2010”, “Road Map 2010”, “Extended Term” and “Annex I” respectively, as defined in this Third Amendment

2.5 The Parties acknowledge and agree that, for all that is not expressly provided in this Third Amendment to the contrary, the provisions contained in the Agreement shall apply.

3. Governing Law.

This Third Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Agreement shall apply to this Amendment and are incorporated herein by reference, mutatis mutandis.

________________________________________
Telecom Italia S.p.A.
By:
Title:
________________________________________
TIM Celular S.A.
By:
Title:
And, as intervening Party:
________________________________________
TIM Participações S.A.
By:
Title:

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ENDEREÇO / VISITING ADDRESS
RUA TEÓFILO OTONI 63 / 10º andar
CENTRO
20090-080 RIO DE JANEIRO - RJ
5 de fevereiro de 2010		BRASIL
•
TEL.: (21) 2136-4100
FAX: (21) 2136-4200
•
E-MAIL: momsen@leonardos.com.br
http://www.leonardos.com.br
•
ENDEREÇO POSTAL / POSTAL ADDRESS
CAIXA POSTAL / P.O. BOX 21214
	TIM CELULAR S.A.	AGÊNCIA PRAÇA MAUÁ
	Av. das Américas, 3434	20110-970 RIO DE JANEIRO - RJ
	bloco 6 - GATE	BRASIL
Barra da Tijuca
22640-102, Rio de Janeiro, RJ
At: Dr. George Santos
glisantos@timbrasil.com.br
Dra. Áurea Núbia Santos
anubia@timbrasil.com.br

Luiz Leonardos
Maurício Leonardos

REF.: Review of the Third Amendment to the Cooperation and Support Agreement executed between TELECOM ITALIA S.P.A. with TIM CELULAR S.A. and TIM PARTICIPAÇÕES S.A. and confirmation of the Legal Opinion of January 21, 2009.
N/ref.: L-2789

______________________________________________________________

Dear Sirs,

We refer to the above mentioned subject matter and to your request that we reexamine the Legal Opinion of January 21, 2009 regarding the Cooperation and Support Agreement and review the Third Amendment to such Agreement.

In this regard, we would like call your attention to the fact that both the Agreement and the Amendment at stake are governed by the Italian Law. However, considering that it shall take place in Brazil we would like to provide you with the following comments.

The Amendment’s main purpose is the renewal of the Agreement’s term for one more year, that is, until January 2, 2011. Such renewal is duly established by clause 8.1.1 of  the Agreement and is not in conflict with Brazilian Law.

As a consequence of such renewal the Amendment also needs to adequate the Agreement to the current new commercial scenario modifying the text of clause 5.1 (referring to “Project Price Cap for 2010”), clause 3.1.1 and its Attachment VII (referring to “Road Map 2010”).

*Filial São Paulo / São Paulo Branch: Av. Nove de Julho, 3.147 / 11º Andar – Jardim Paulista – 01407-000 – São Paulo – SP - Brasil
Flávio Leonardos
Filipe da Cunha Leonardos
Gustavo Leonardos
Gabriel Francisco Leonardos
Denise Leite de Oliveira Dale
Elisabeth Kasznar Fekete*
Gustavo José Ferreira Barbosa
Eduardo Colonna Rosman
João Luís d’Orey Facco Vianna
•
Tomaz Francisco Leonardos**
•
Ana Lucia Mamede Carneiro
Antonio Carlos Ramos
Cláudio Roberto Barbosa*
Fernanda Burin Leonardos
Gabriela Muniz Pinto
Liz Starling
Louise Prutchi
Marcelo Canellas Leite
Marcelo de Oliveira Muller
Otto Banho Licks
Ricardo Cardoso Costa Boclin
Ronaldo M. Varella Gomes
Rosane Rego Tavares da Silva

Sonis de Moraes Souza
Tatiana Almeida Silveira
• •
Adriana de A. Monteiro Duarte
Adriana Loureiro José
Adriana Maria Costa Becho
Alexandre Fragoso Machado*
Alice Rayol Ramos Sandes
Aline Ferreira de Carvalho da Silva
Ana Clara Paciornik Schulman
Ana Lúcia P. Roque
Ana Maria Cendon
Ana Paula Pitta de Moura
Ana Paula Pontes da Silva
Anderson Ribeiro Nascimento
André Bastos Venturini
André Luís de Carvalho Bechaute
Anita Monika B. Cordeiro Guerra
Carlos Eduardo Aboim
Cinara Romanelli
Clarisse Escorel
Cláudia de Noronha Santos
Cláudia Ulhoa Pimentel
Constanza Woltzenlogel
Daniela Alves Pedrosa*
Daniela Lin
Daniella Soares Pifano Barcia
Dulce Maria Mattos Farias
Edson Paula de Souza*
Eduardo T. Pires Hallak
Eliane Maria de Souza Costa*
Elisangela Batista Barbosa
Eugênio Goldberger*
Evandro Felix Ribeiro Leite
Fabio de Araujo Ottoni Ferreira
Felipe Valente Mesquita
Fernanda Cecotto Dotti*
Fernanda da Cunha Paranhos
Flávia Benzatti Tremura*
Francisco Petersen Barreto
Gabriela Faulhaber e Silva
Gabrielle Faria Fonseca
Gigliola Dias Guimarães
Gisela Ribeiro Glissmann
Heidi Gorenstein Nigri
Jamile Rodrigues de Oliveira
Karin Serrano de A. Mauroy
Marcela Trigo de Souza
Marcelo Mello Bezerra
Marcos Antonio M. Ramos
Marcos de Souza P. Bastos
Maria Aparecida Rufino Teruya*
Maria Claudia B. A. Souza
Maria Cláudia Sabatini
Maria de Lourdes Albuquerque
Maria Eugênia Leonardos
Maria Inês Piancó
Marisa Moura Momoli
Michelle Melo da Silva
Mônica de Cássia P. da Motta
Monica Martins Patrizi
Mônica Simas Medeiros
Mônica Souza Pinto
Nair Teixeira da Costa
Nancy Satiko Caigawa*
Patricia de Oliveira Lopes
Patricia Leite Cruz
Patricia Pontual Appel
Patrícia Schneider
Pericles Madureira de Pinho Neto
Priscila Kurdian Castanho Afonso
Priscila Mayumi Kashiwabara*
Rafael Lacaz Amaral
Renata Alves R. V. Lainez
Ricardo Dutra Nunes
Roberta Arantes Lopes
Roberta de Oliveira Mendes
Rodrigo de Azevedo Souto Maior
Rogério Manoel Joaquim
Rose Lúci C. Pereira
Sylvia Ericson
Simone Bittencourt de Menezes*
Stephen Jennings
Terezinha Jane dos Santos
Thereza G. Curi Abranches
Tomaz Henrique Leonardos
Vivian de Melo Silveira
Viviane Yumy Mitsuuchi Kunisawa

* Atuam em São Paulo

** Consultor

ABAPI
ASSOCIADO

MOMSEN, LEONARDOS & CIA.
Agente da Propriedade Industrial
Licensed Patent and Trademark Agents
2

Regarding the “Road Map 2010”, as set forth by clause 3.1.1 of the Agreement, we would like to stress that such document was drafted by TELECOM ITÁLIA S.P.A. and further implemented and finalized in consultation with the other contracting parties.

After reviewing the Amendment, we are in a position to confirm that apart from the merger of TIM Nordeste S.A. into TIM Celular S.A. effective as of December 31st, 2009, such document does not present any substantial modification to the Agreement executed by the parties in May 2007, as the Agreement’s main aspects remain as originally drafted. In view of this, we reiterate the content of our previous legal opinion and confirm that the Agreement is in accordance with Brazilian Law. Likewise, the analyses of similar clauses in agreements of the same nature executed by companies with similar characteristics of those of Italia Telecom Group allow us to conclude that the clauses of the Agreement remain in accordance with the terms and conditions usually adopted in arm’s length transactions.

In view of the above mentioned, we fully reiterate the contents of our opinion of January 21, 2009, which can be summarized as follows: (i) the provisions of the Agreement remain in full efficacy according to the Brazilian legislation and we do not foresee any conflict between its provisions and the Brazilian Law; (ii) the modifications proposed by the Amendment do not affect the nature of the Agreement and, therefore, we confirm that it is not a Technology Transfer Agreement to be submitted for recordal at the Brazilian Patent and Trademark Office (BPTO).

As mentioned in our opinion of January 21, 2009, the parties are free to establish the Italian Law as the governing law of the Agreement. However, the Brazilian Law can not be completely exempted and it may be applicable, if a conflict regarding such contract is submitted to a Brazilian Court.

It is our opinion that both the Agreement and the Amendment can be executed by the contracting parties as they are perfectly in accordance with the Brazilian Law.

Yours sincerely,

_________________________________________	_________________________________________
Clarisse Escorel	Gabriel F. Leonardos
OAB/RJ 93776	OAB/RJ 64537

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 26, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.